SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                  The Profit Recovery Group International, Inc.
                                (Name of Issuer)



                      Common Stock, no par value per share
                         (Title and Class of Securities)



                                   743 168 106
                                 (CUSIP Number)








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CUSIP NO. 743 168 106                                                Page 2 of 7



(l)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                                  John M. Cook

(2)  Check the Appropriate Box if a Member of a Group

         (a) _____.

         (b) _____.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

                                  United States

Number of                  (5) Sole Voting Power - 3,307,635(1)
Shares Beneficiall         (6) Shared Voting Power - 301,867(2)
Owned by Each              (7) Sole Dispositive Power - 3,307,635(1)
Reporting Person With      (8) Shared Dispositive Power -301,867(2)

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             3,609,502 shares(1)(2)

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares    X .

(11) Percent of Class Represented by Amount in Row 9

                               14.9 percent(1)(2)

(12)  Type of Reporting Person

                                       IN



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CUSIP NO. 743 168 106                                                Page 3 of 7


(1) Includes 1,968,206 shares of Common Stock owned directly and 1,232,684 shares held by the Cook Family Limited Partnership, of which Mr. Cook is the General Partner. Excludes 848,887 shares held by the John M. Cook Grantor Retained Annuity Trust, of which Mr. Cook is the sole beneficiary. Also includes 106,745 shares subject to currently exercisable options.

(2) Includes 67,867 shares held by Mr. Cook's spouse. Includes 34,000 shares owned by Cook Family Foundation, Inc., of which Mr. Cook, his spouse and members of his immediate family are the directors, and 200,000 shares held by the John M. Cook 1998 Revocable Trust, of which Mr. Cook and his spouse are the trustees. Excludes 848,887 shares held by the M. Lucy Cook Grantor Retained Annuity Trust, of which the spouse of Mr. Cook is the sole beneficiary.


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CUSIP NO. 743 168 106                                                Page 4 of 7


Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover page

Item 2(b).  Address of Principal Business Office:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(c).  Citizenship:

         See item (4) of cover page

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover page

         (b)      Percent of Class:
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CUSIP NO. 743 168 106                                                Page 5 of 7

                  See item (11) of cover page

         (c) Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:

                        See item (5) of cover page

                  (ii)  shared power to vote or to direct the vote:

                        See item (6) of cover page

                  (iii) sole power to dispose or to direct the disposition of:

                        See item (7) of cover page

                  (iv)  shared power to dispose or to direct the disposition of:

                        See item (8) of cover page

Item 5.  Ownership of Five Percent or Less of Class:

                  [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.  Identification and Classification of Members of the Group:

                  Not applicable

Item 9.  Notice of Dissolution of Group:

                  Not applicable

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CUSIP NO. 743 168 106                                                Page 6 of 7


Item 10. Certification:

                  Not applicable

CUSIP NO. 743 168 106                                                Page 7 of 7


Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



 /s/ John M. Cook                    February 8, 1999
------------------------             ----------------
John M. Cook                               Date

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